EXHIBIT 11
STATEMENT RE COMPUTATION OF PER SHARE EARNINGS

	Year Ended December 31,
	2008	2007	2006
	(In thousands, except per share amounts)
Basic Earnings per Share
Average shares outstanding	82,589	81,506	79,140

Income available to common shareholders	$120,411	$137,943	$125,194

Basic earnings per share	$1.46	$1.69	$1.58

Diluted Earnings per Share
Average common shares outstanding	82,589	81,506	79,140
Effect of dilutive stock options	204	339	402

Average diluted shares outstanding	82,793	81,845	79,542

Income available to common shareholders	$120,411	$137,943	$125,194

Diluted earnings per share	$1.45	$1.69	$1.57